January 25, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xcelerate, Inc.
Offering Statement on Form 1-A
Filed January 19, 2022
File No. 024-11779

Dear Sirs/Madam:

Further to our receipt of confirmation from your office that you do not intend to review the Offering Statement of Xcelerate, Inc, (the “Company”above referenced), the Company hereby requests that the United States Securities and Exchange Commission issue a Notice of Qualification to the Company’s Form 1-A Offering Statement, effective 9 am Eastern Time on Thursday, January 27, 2022.

As there is no underwriter for this offering, no consent of any FINRA member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for Notice of Qualification from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

In addition, please be advised that:

(a)       The undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b)       the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)       we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Xcelerate, Inc.

By: /s/ Michael O’Shea

Michael O’Shea

Chief Executive Officer